EU approves two-year storage duration for Betaferon(R) at room temperature

Berlin, July 20, 2004 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that the European Commission has approved an expansion of the storage schedule for the multiple sclerosis drug Betaferon(R) (interferon beta-1b) for a period of up to 24 months at room temperature (up to 25 degrees C / 77 degrees F). Patients with relapsing-remitting or secondary progressive multiple sclerosis (MS) in the 25 EU countries including Germany, France, Italy and the United Kingdom, will now benefit from the added convenience of an even longer period of refrigerator-free storage of their Betaferon(R) therapy.

Because the formulation of Betaferon(R) remains unchanged, all Betaferon(R) medication already currently on the market may be stored for up to two years.

"This approval makes Betaferon(R) an even more convenient drug for patients," said Dr. Joachim-Friedrich Kapp, Head of Specialized
Therapeutics, a member of the Schering AG, Germany Group. "This new product characteristic shows our commitment to providing MS patients with the best care options."

The decision follows a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) in June. In the U.S. and Japan, approval to store Betaferon(R) for 24 months at room temperature was granted in 2002 and 2000 respectively.

Experience gained with patients in the United States and Japan not only demonstrates an improvement in the overall quality of life of MS patients, but the expanded storage duration also may increase patient compliance. Betaferon(R), which is marketed in the U.S. as Betaseron(R) by Berlex Laboratories, a U.S. affiliate of Schering AG, is one of the leading MS therapies worldwide.

Additional information
Multiple Sclerosis (MS) is a disease of the central nervous system affecting the brain and spinal cord. It is estimated to affect over 1,000,000 people worldwide, and is the major acquired neurologic disease in young adults. People who develop MS may not immediately recognize their condition because the symptoms of MS are nonspecific and may be similar to those of other diseases. Common signs and symptoms of MS include fatigue, psychological and cognitive changes, weakness or paralysis of limbs, numbness, vision problems, speech difficulties, problems with walking or motor skills, bladder problems, and sexual dysfunction.

The high dose and high frequency treatment regimen of Betaferon(R), which is considered an important success criterion by experts, leads to the unrivalled efficacy of this type of therapy. Clinical studies have shown that high-dose treatment with interferons is more effective than low-dose therapies. Betaferon(R) reduces the frequency of MS episodes by one third and reduces the intensity of medium to severe episodes by up to 50%. In multiple sclerosis, "episodes" are repeated attacks of the illness in which new symptoms occur or already existing symptoms worsen. Relapsing forms of MS include the most frequently occurring variant, relapsing-remitting MS, as well as some parts of the secondary-progressive MS form.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Dr. Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Dr. Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de


Find additional information at: www.schering.de/eng